Mail Stop 4536

April 21, 2008

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Registration Statement on Form S-4**
> **Filed April 11, 2008**
> **File No. 333-150208**
> **Annual Report on Form 10-K for the Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 01-5805**
>
> **Bear Stearns Companies, Inc.**
> **Annual Report on Form 10-K for the Year Ended November 30, 2007**
> **Filed January 29, 2008**
> **Amended March 31, 2008**
> **Form 10-Q for the Quarter ended February 29, 2008**
> **Filed March 14, 2008**
> **Current Report on Form 8-K**
> **Filed March 11, 2008**
> **File No. 01-8989**

Dear Mr. Horan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Bear Stearns' Officers and Directors Have Financial Interests in the Merger That Differ From Your Interests, page 5

1. Revise this section to identify the value of amounts payable to directors and senior officers of Bear Stearns. Also, please differentiate between the value of any agreements that have been entered into subsequent to March 13, 2008 and those that result from Bear Stearns executive retention programs.

Bear Stearns will Hold its Special Meeting on…, page 7

2. News reports have suggested that some directors and officers may have divested some of their shares. Please disclose in the last paragraph the percentages of shares that officers and directors hold and intend to vote in favor of the merger as a more recent date.

Background of the Merger, page 27

3. On page 29 you state that a "government official" advised Mr. Schwartz that a transaction had to be accomplished by the end of the weekend of March 15, 2008. Similarly, on page 31 you state that JPMorgan Chase, upon consultation with "government officials," had determined that it could not offer more than $2 per share. Please revise this disclosure to identify the agency that the officials in each instance represented.

4. In order for the investor to better understand the information available to the Board in making its recommendation to the shareholders, please clarify whether any of Bear Stearns bankruptcy, legal or financial advisors conducted a valuation of the potential proceeds to shareholders in the event of a filing for bankruptcy. Please provide additional disclosure in the first full paragraph on page 32 regarding the basis of the "collective view."

Opinion of Bear Stearns' Financial Advisor, page 38

5. Please disclose all compensation received by Lazard and its affiliates from Bear Stearns and its affiliates during the past two years in accordance with Item 1015 of Regulation M-A and Item 4 of Form S-4.

Bear Stearns' Stockholders Do Not Have Dissenters' Appraisal Rights in the Merger, page 46

6. Revise this section to disclose the exception from the right of appraisal under Delaware General Corporation Law that applies to this transaction and discuss the factual and legal reasons that the exception applies.

Bear Stearns' Officers and Directors Have Financial Interests in the Merger, page 48

7. Please clarify the amounts payable to directors and senior officers, including the named executive officers listed in Bear Stearns' amended 10-K filed March 31, 2008. In particular, please discuss the material differences, if any, between the amounts disclosed in response to Item 402(j) with regard to the named executives and the amounts payable as a result of the merger.

8. Please expand this discussion here and at the summary on page 5 of the disclosure to address all interests in the merger held by Bear Stearns' officers and directors, including but not limited to, the extent to which Bear Stearns management will be retained by JPMorgan Chase, alterations in management's executive agreements favorable to such management, and the equity participation of Bear Stearns' officers and directors in JPMorgan Chase.

Unaudited Pro Forma Combined Financial Information
Notes to Unaudited Pro Forma Combined Financial Information
Note 3 - Unaudited Pro Forma Adjustments, page 74

9. Please consider the need to include a purchase price adjustment for the allocation and subsequent write-off of customer relationships or other intangible assets or an explanatory note detailing methodologies and considerations given resulting in no required pro forma adjustment, as appropriate.

JP Morgan Chase and Co. Form 10-K for the Fiscal Year Ending December 31, 2007
Audited Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 17 - Variable Interest Entities, page 146

10. We note your disclosure on page 146 that the conduit's administrative agent can require the liquidity provider, which in certain circumstances is JPMorgan Chase, to purchase assets from the conduit at an amount that is in excess of the asset's then current fair value, which in effect provides a guarantee of the initial value of the reference asset as of the date of the agreement. Your disclosure also states that generally your obligations under the asset purchase agreements are structured such that you will only purchase, or lend against, a pool of non-defaulted performing assets. However, in limited circumstances you may provide unconditional liquidity. Please tell us the following:

- the circumstances where the administrative agent can require you to purchase assets from the conduit at an amount in excess of the assets' current fair value;
- whether you are required to bear any of the risk of loss on the difference between the assets' purchase price and the current fair value of the assets;

- the circumstances where you provide unconditional liquidity to the conduits and provide additional details on your obligations under those circumstances. Additionally, please tell us whether you consolidate the conduits in these situations;
- the roles and responsibilities of the administrator of the conduit;
- when the administrator is required to purchase assets from the conduit, and how any losses related to the transferred assets are allocated to the variable interest holders; and
- whether you are the administrator for all of the multi-seller conduits for which you provide liquidity.

11. We note your disclosure on page 149 that in October 2007, you transferred certain structured CDO assets to the firm from two firm-administered conduits at par value. Your disclosure states that you transferred these assets, in part, to ensure the continuing viability of the two conduits as financing vehicles for clients and as investment alternatives for commercial paper investors. We also note your disclosure that you do not believe the October 2007 transfer of assets from the conduits is an indicator of your intent to provide implicit support to the expected loss note (ELN) holders. Please respond to the following:

- provide us with additional background on why you chose to bear the loss of the October 2007 transfer of structured CDO assets from the conduits, as opposed to the allocation that would normally occur;
- tell us whether, subsequent to October 2007, you have transferred any additional assets from the conduits, and if so, how any losses related to those transfers were allocated among the variable interest holders; and
- tell us who was involved with the October 2007 decision to transfer the assets from the conduit and bear the risk of loss associated with the assets. As part of your response, tell us whether the ELN holders requested that you bear the risk of loss associated with those assets.

12. Please provide us with additional background on your intent to not protect any ELN holders from potential losses on any of the conduits' holdings. Specifically, please address the following:

- tell us the parties involved in making the determination that you would not protect any ELN holders from potential losses;
- tell us whether this determination was premised on certain assumptions, for example, that the remaining assets in the conduits would not experience significant defaults or declines in fair value;
- tell us whether you have received any requests from the ELN holders, commercial paper holders, or other parties requesting that you transfer certain assets out of the conduits and bear any losses associated with the transfer. If so, please tell us how you responded; and
- provide us with additional information about the renegotiation of the ELN

notes, including the consideration paid for the increase in the level of
commitments and funded amounts to be provided by the ELN holders.

Bear Stearns Companies, Inc. Form 10-K for the year ended November 30, 2007

13. On March 11, 2008 Bear Stearns filed an 8-K which provides revised Item 7 and
Item 8 disclosure.   Please advise the staff of Bear Stearns reasons for making this
filing to replace the information included in the Bear Stearns 10-K, as amended.
Also, please advise the staff whether Bear Stearns and its advisors believe that an
amendment to the 10-K is required.

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the
filing effective, it does not foreclose the Commission from taking any action with
respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in
declaring the filing effective, does not relieve the company from its full responsibility
for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a
defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection

with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697, John P. Nolan, Accounting Branch Chief, at (202) 551-3492 or Donald Walker, Senior Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special Counsel, at (202) 551-3419 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief